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                             May 24, 2022

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed May 10, 2022
                                                            File No. 333-257865

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2022 letter.

       Amendment No. 9 to Registration Statement on Form F-1 Filed May 10, 2022

       Cover Page

   1. We reissue our prior comment 1. Please disclose on your cover page whether the VIE structure is used to
provide investors with exposure to foreign investment in China-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies.
   2. We note your response to our prior comment 4 that your amended disclosure describes all transfers, dividends,
or distributions made as of March 31, 2022 between the Company, its subsidiaries, and VIEs,
or to investors. Please confirm that the disclosure describes
 Yong Hu
Jianzhi Education Technology Group Co Ltd
May 24, 2022
Page 2
      all transfers, dividends, or distributions made to date.
3. We note your response to our prior comment 5 and reissue our comment in part. Please revise your disclosure here to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to your investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the
      PRC government to transfer cash.
Prospectus Summary
The VIEs and China Operations, page 3

4. We reissue our prior comment 10. Disclose in the prospectus summary, separate from the risk factor you have included in your summary risk factors, that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
      determines that it cannot inspect or investigate completely your auditor, and that as a result, an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
5. We note your disclosure in response to our prior comment 14 and reissue our comment.
      You do not appear to have relied upon an opinion of counsel with respect to your conclusions that you and the VIEs would not be subject to the cybersecurity review by the
      CAC for this offering. If true, state as much and explain why such an opinion was not obtained. In this regard, we note that, while you disclose that Commerce & Finance Law has opined on the circumstances under which you would be subject to a CAC cybersecurity review, Commerce & Finance Law Offices does not appear to opine on the
      applicability of CAC regulations to you.
Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across
Borders and to U.S. Investors, page 14

6. We note your diagram on page 15 depicting the flow of funds throughout your organization. Where you use dashed lines to represent contractual arrangements and not the direction of the flow of funds, please remove the arrowheads from the dashed lines.
       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.



                                                                 Sincerely,
FirstName LastNameYong Hu
                                                    Division of Corporation
Finance
Comapany NameJianzhi Education Technology Group Co Ltd
                                                    Office of Trade & Services
May 24, 2022 Page 2
cc:       Steve Lin, Esq.
FirstName LastName